Exhibit 12.1

TRONOX INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002	2001
	(Millions of dollars)
Earnings:
Income (loss) from continuing operations, before income taxes	$68.2	$(120.1)	$(62.8)	$(8.0)	$(89.8)
Fixed charges	50.9	34.9	30.5	33.3	56.4
Distributed income from equity method investee	—	—	0.7	—	0.4
Loss (gain) from equity method investee	(2.0)	(2.4)	(0.8)	(0.5)	(1.1)
Interest capitalized	(2.1)	(2.0)	(1.6)	(4.0)	(4.3)

Total earnings (loss)	$115.0	$(89.6)	$(34.0)	$20.8	$(38.4)

Fixed Charges -
Interest expense	$42.2	$27.1	$23.5	$24.9	$47.2
Rental expense representative of interest factor	6.6	5.8	5.4	4.4	4.9
Interest capitalized	2.1	2.0	1.6	4.0	4.3

Total fixed charges	$50.9	$34.9	$30.5	$33.3	$56.4

Ratio of earnings to fixed charges	2.3	n/a	n/a	n/a	n/a

Inadequate earnings		$124.5	$64.5	$12.5	$94.8